Exhibit 99.1

15th August 2014
ASX Release:
MOKO SOCIAL MEDIA
LIMITED

ABN 35 111 082 485
ASX: MKB

T: +61 2 9299 9690
F: +61 2 9299 9629
MARKET UPDATE – REC*IT LAUNCH	Suite 4 Level 9
341 George Street
• REC*IT confirmed to launch on September 1st and expands to now reach over 800 campuses	Sydney, NSW 2000 Australia

• “Starter Kits” being shipped to universities across the country	MOKOsocialmedia.com
contact@MOKO.mobi
• REC*IT “sweepstakes” to encourage student downloads

• Universities are warmly embracing their participation in REC*IT

NEW YORK, August 19 – MOKO is pleased to report that MOKO’s REC*IT initiatives, are on track with the launch formally commencing at the end of August.

Starter Kits

The marketing team has produced and shipped specially designed kits that include marketing collateral and promotional materials to educate students about REC*IT and encourage them to download the mobile app. Recreation (“Rec”) directors at all schools (currently over 800 and counting) will receive REC*IT branded posters, banners, postcards, apparel, and instructions utilising the starter kits for on campuses, by the end of September.

Wide support from the University Campuses

Campus recreation centers are overwhelmingly enthusiastic about REC*IT and have provided us with content that shows their enthusiasm about the product. We are using this content to populate REC*IT social media channels with captivating content that creates a conversation with the consumer. We expect this strategy to substantially increase our engagement with REC*IT users as we progress through the academic semester.

REC*IT is being championed by some of the biggest and most prestigious universities in the US.

MOKO’s University Relationship Team has been working behind the scenes with the Rec Directors at hundreds of colleges, particularly with some of the biggest and most well-known universities such as DUKE University in North Carolina, The Ohio State University, University of Michigan, Texas A&M University, Rutgers University in New Jersey, University of Florida and Georgetown University in Washington DC.

Sweepstakes

Starting September 1, every student that downloads REC*IT and logs in to their IMLeagues account through the app will be entered into a sweepstakes to win one year’s worth of tuition (up to $30k). One lucky winner will be selected at random on November 24th. We have made it as easy as possible to enter the sweepstakes by integrating the process into the app for first time users. Additionally, the sweepstakes will be the lead message in our communication strategy through all marketing channels to incentivize target consumers to download and engage with REC*IT.

Direct Email Campaign & Instructional video

We have developed an engagement with a large college student data clearinghouse to deploy a direct email campaign aimed at acquiring downloads from current and potential IMLeagues users. We will send two email messages in September that promote the tuition sweepstakes and REC*IT while delivering a call to action for targeted consumers to download the app.

Additionally we are developing an “explainer video” that will educate the audience about the features and benefits of REC*IT. Recreation Center Directors will utilize this video at team captain meetings held prior to the start of every intramural sport season. After viewing the video, intramural team captains will posses a robust understanding of the app and encourage their players to download and utilize REC*IT for all their intramural and recreation center communications. The video will be live on a REC*IT branded Vimeo page in September.

After over a year in development, the REC*IT App is finally being launched and while we now have to wait another few months to determine the user adoption and metrics, we are well positioned and excited about the next phase delivering on our Company’s business plan.

Greg McCann

Chairman

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.